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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                 Amendment No. 6

                          The Sports Club Company, Inc.

                                (Name of Issuer)

                     Common Stock, par value $0.01 per share

                         (Title of Class of Securities)

                                    84917P10

                                 (CUSIP Number)

                                  Lois Barberio
                          The Sports Club Company, Inc.
                       11100 Santa Monica Blvd., Suite 300
                              Los Angeles, CA 90025
                                 (310) 479-5200

   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                 January 2, 2005
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a Filing Person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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             (1)  Name of Filing Person
                      S.S. or I.R.S. Identification No. of Above Person

                      D. Michael Talla

             (2)  Check the Appropriate Box if a Member of a Group
                  (See Instructions)                                   (A)  / /
                                                                       (B)  /X/
             (3)  SEC Use Only

             (4)  Source of Funds (See Instructions)

                      PF

             (5)      Check if Disclosure of Legal Proceedings is Required
                      Pursuant to Items 2(d) or 2(e)                        / /

             (6)  Citizenship or Place of Organization

                      U.S.
                                    (7)     Sole Voting Power
                                            4,016,350

             Number of Shares       (8)     Shared Voting Power
             Beneficially Owned             -0-
             by Each Reporting
             Person With            (9)     Sole Dispositive Power
                                            4,016,350

                                    (10)    Shared Dispositive Power
                                            0

             (11) Aggregate Amount Beneficially Owned by Each Filing Person
                      4,016,350

             (12) Check if the Aggregate Amount in Row (11) Excludes Certain
                  Shares (See Instructions)                                 / /

             (13) Percent of Class Represented by Amount in Row (11)
                      Approximately 20.66%(1)

             (14) Type of Filing Person (See Instructions)
                      IN

             --------
             (1) Based on (a) 18,977,638 shares of Common Stock, par value $0.01 per share, of The Sports Club Company, Inc., a Delaware corporation (the "Issuer"), outstanding at November 19, 2004, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 2004; (b) option granted by Issuer to Talla to purchase 115,000 shares of Common Stock under Issuer's stock option plan; (c) the Issuer's issuance of 1,000 shares of Series C Convertible Preferred Stock to Talla on September 6, 2003, which is presently convertible into 346,365 shares of the Issuer's Common Stock; and (d) exclusion of 30,953 shares of Common Stock owned by Mona Talla, wife of Talla, as to which Talla disclaims beneficial interest.

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                  The Schedule 13D filed with the Securities and Exchange
             Commission (the "Commission") on December 1, 1994, as amended to date, is hereby further amended as follows.

             Item 1.       Security and Issuer

                  No amendments or supplements.

             Item 2.       Identity and Background

                  (a) This Statement is being filed by D. Michael Talla
             ("Talla").

                     (b) Talla's business address is 11100 Santa Monica
             Boulevard, Suite 300, Los Angeles, California 90025.

                  (c) Talla currently serves as Chairman of the Board of
             Directors of Issuer at its principal executive offices.

                  (d) Talla has not, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                  (e) Talla has not, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  (f) Talla is a citizen of the United States of America.


             Item 3.       Source and Amount of Funds or Other Consideration

                  The following information amends and supplements Item 3.

                  On February 8, 2005, an option held by Talla for the purchase of 250,000 shares of Common Stock of Issuer expired without exercise. On May 21, 2001, Talla was granted an option to purchase 115,000 shares of Common Stock of the Issuer, all of which will be exercisable within sixty days.


             Item 4.       Purpose of Transaction

                  The following information amends and supplements Item 4.

                  Pursuant to (i) that certain Amended and Restated Promissory
             Note, dated as of December 30, 1997, executed and delivered by Talla, as maker to MDP Ventures II ("MDP"), as payee, as amended by that certain Note Modification Agreement, dated as of March 1, 2001, by and between Talla and MDP (the "Note") and (ii) that certain Amended and Restated Loan and Stock Pledge Agreement, dated as of December 30, 1997, by and between Talla and MDP, as amended by the First Amendment to the Amended and Restated Loan and Stock Pledge Agreement, dated as of March 1, 2001, by and between Talla and MDP (the "Loan Agreement"), Talla was obligated to pay to MDP the principal amount of the Note, and all accrued and unpaid interest thereon (collectively, the "Obligation"), on March 1, 2004. The Obligation was secured by 1,000,000 shares of Common Stock of Issuer registered in the name of Talla (the "Collateral"). Talla failed to pay MDP the Obligation on March 1, 2004, which resulted in an event of default under the Loan Agreement. Pursuant to a Confirmation of Foreclosure and Acceptance of Collateral, dated as of November 30, 2004, by and between Talla and MDP (the "Confirmation of Foreclosure"), Talla consented

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             to transfer the Collateral to MDP and MDP agreed to the acceptance of the Collateral in full satisfaction of the Obligation. The Confirmation of Foreclosure provided that the acceptance of the Collateral would occur on January 2, 2005. Accordingly, on January 2, 2005, Talla transferred ownership of 1,000,000 shares of Common Stock of Issuer to MDP.

                  On February 8, 2005, Issuer and Millennium Development
             Partners VIII LLC ("Millennium") entered into a non-binding letter of intent (the "LOI") under which Millennium, or an affiliate, would acquire six of Issuer's nine sports and fitness complexes. The Clubs to be sold include Issuer's three Clubs in New York City (Reebok-Sports Club/NY, The Sports Club/LA - Rockefeller Center and The Sports Club/LA - Upper East Side) and single Clubs in each of Boston, Massachusetts, Washington, D.C. and San Francisco, California. In addition, Issuer will assign the management agreement for its Club in Miami, Florida to Millennium, or one of its affiliates.

                  The LOI further contemplates that Talla, together with
             certain of the Issuer's other stockholders (the "LOI Parties") (collectively, Talla and LOI Parties are referred to as the "Principal Stockholders") would contribute to a newly formed corporation ("NewCo") all shares of Common and/or preferred stock beneficially owned by the Principal Stockholders in exchange for common and/or preferred stock of NewCo. NewCo would then be merged with and into Issuer, with each public stockholder (other than the Principal Stockholders) receiving $2.00 per share for each share of Common Stock of Issuer held by them. Upon consummation of the described transactions Issuer would continue as the surviving corporation.

                  The LOI is non-binding and the transactions contemplated
             thereby are subject to a number of conditions, including satisfactory completion of due diligence investigations by certain of the LOI Parties, the negotiation and execution of definitive agreements, the receipt of Issuer's fairness opinion with respect to certain of the transactions contemplated by the LOI, the approval of the transactions contemplated by the LOI by Issuer's Board of Directors and stockholders, and the receipt of consents to the transfer of certain leases.

                  Except as set forth in this Item 4, Talla has no plans or
             proposals which relate to or which would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.


             Item 5.       Interest in Securities of the Issuer

                  The following information amends and restates Item 5.

                  (a) The stockholdings of Talla have been adjusted to reflect
             (i) the transfer to MDP of 1,000,000 shares of Common Stock in full satisfaction of Talla's Obligation under the Note and the Loan Agreement and (ii) the cancellation of Talla's option to purchase 250,000 shares of Common Stock of Issuer. No other securities of the Issuer have been acquired or disposed of by Talla since the acquisitions disclosed in Amendment No. 5 to this Schedule 13D.

                  (b) As of the date of this Amendment 6 to Schedule 13D, Talla beneficially owns 4,016,350 shares of the Common Stock of The Sports Club Company, Inc. (which number does not include the shares of Common Stock beneficially owned by the LOI Parties or Talla's spouse, which shares Talla expressly disclaims beneficial ownership of, or approximately 20.66% of the Common Stock.

                  (c) See Item 4

                  (d) Not applicable

                  (e) Not applicable.

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             Item 6.       Contracts, Arrangements, Understandings or
                           Relationships With Respect to Securities of the
                           Issuer

                  The following information amends and supplements Item 6.

                  On June 12, 2003, the Issuer replaced its credit facility with
             Comerica with a new $20.0 million promissory note payable to Orange County's Credit Union. Talla and Rex A. Licklider guarantee the note. Pursuant to an Indemnity and Guaranty Agreement dated as of December 1, 2003, by and among the Issuer, Irvine Sports Club, Inc. (a wholly owned subsidiary of Issuer), and Messrs. Talla and Licklider with respect to the note, the Issuer agreed to pay the guarantors in consideration of their provision of such guaranty a fee equal to three percent (3%) of their pro rata portion of the average outstanding principal balance of the loan for each defined three-month period. Such fees may be paid by the Issuer in cash or Common Stock. Since January 2004, Talla has received in the aggregate 205,725 shares of Common Stock in payment of the guaranty fees due through the third quarter of 2004. Additional shares of Common Stock may be issued to Talla pursuant to the terms of this agreement.

                  Other than the Indemnity and Guaranty Agreement, the Series C
             Preferred Stock Purchase Agreement and the Investors' Rights Agreement entered into in connection with the prior reported purchase of the Issuer's Series C Convertible Preferred Stock, and the Letter Agreement joined in by Mr. Talla in connection with the purchase by Millennium of Issuer's Common Stock, Talla does not have any contract, arrangement, understanding or relationship (legal or otherwise) with respect to any securities of the Issuer.


             Item 7.       Material to Be Filed as Exhibits

             Exhibit A     Certificate of Designation of Series C Convertible
                           Preferred Stock of The Sports Club Company, Inc., incorporated by reference to Exhibit 99.1 to the Issuer's Current Report on Form 8-K filed with the
                           Commission on September 9, 2002.

             Exhibit B     Preferred Stock Purchase Agreement entered into as
                           of September 6, 2002 by and among The Sports Club
                           Company, Inc., MDP Ventures II LLC, Rex A. Licklider as Trustee of the Licklider Living Trust and D.
                           Michael Talla, Trustee of the Talla Family
                           Irrevocable Trust, incorporated herein by reference to Exhibit 99.3 to the Issuer's Current Report on
                           Form 8-K filed with the Commission on September 9,
                           2002.

             Exhibit C     Investors' Rights Agreement entered into as of
                           September 6, 2002 by and among The Sports Club
                           Company, Inc., MDP Ventures II LLC, Rex A. Licklider as Trustee of the Licklider Living Trust, D. Michael
                           Talla as Trustee of the Talla Family Irrevocable
                           Trust, incorporated herein by reference to Exhibit
                           99.2 to the Issuer's Current Report on Form 8-K filed with the Commission on September 9, 2002.

             Exhibit D     Letter Agreement between Millennium Entertainment
                           Partners, L.P., and The Sports Club Company, Inc.
                           joined in by D. Michael Talla and Rex A. Licklider, dated as of March 13, 1997, incorporated herein by reference to Exhibit 10.92 to the Issuer's Annual
                           Report on Form 10-K filed with the Commission on March 31, 1997.

             Exhibit E     Indemnity and Guaranty  Agreement entered into as of
                           December 1, 2003 by and my among The Sports Club
                           Company, Inc. and Irvine Sports Club, Inc. for the benefit of Rex A. Licklider and D. Michael Talla.*

-------------------------------------------------

             *Previously filed


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                                    SIGNATURE


                  After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct and agrees that this statement may be filed jointly with the other undersigned party.


             Dated:  February 25, 2005               /s/ D. Michael Talla
                                            ------------------------------------
                                                     D. Michael Talla


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